MEDBOX, INC.

600 Wilshire Blvd. Ste. 1500

Los Angeles, CA 90069

December 2, 2015

VIA EDGAR

Frank Pigott

Staff Attorney

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Medbox, Inc.

Registration Statement on Form S-1

File No. 333-207464

Dear Mr. Pigott:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Medbox, Inc., a Nevada corporation (the “Company”) respectfully requests that the effective date for the Company’s Registration Statement on Form S-1 (the “Registration Statement”), as amended, originally filed with the Securities and Exchange Commission (the “Commission”) on October 16, 2015 be accelerated so that it will be declared effective on Thursday, December 3, 2015, at 4:00 p.m. (Washington, D.C. time) or as soon thereafter as may be practicable.

The Company acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of the effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company confirms that it is aware of its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed offering of the securities specified in the above-referenced Registration Statement.

If you need anything further, please contact the undersigned at (949) 400-3520 or Blase Dillingham at (310) 312-4159 or Scott Schwartz at (202) 585-6534, both of Manatt, Phelps & Phillips, LLP.

Sincerely,

MEDBOX, INC.

/s/ C. Douglas Mitchell
By: C. Douglas Mitchell
Title: Chief Financial Officer

cc:	Jeffrey Goh, President and Interim Chief Executive Officer

Blase P. Dillingham, Manatt, Phelps & Phillips, LLP

Scott A. Schwartz, Manatt, Phelps & Phillips, LLP